Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

June 25, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Immediate Supplementary Report – Withdrawal of Class Action Against Yes

Bezeq hereby supplements its Immediate Reports dated September 3, 2014 and June 26, 2019, along with the description in Section 5.17.1(A) of Chapter A (Description of the Company’s Business) in Bezeq’s 2019 Annual Report, concerning a potential class action against Bezeq’s subsidiary, DBS Satellite Services (1998) Ltd (“Yes”). The potential class action relates to marketing messages sent to Yes customers. Yes had previously filed a petition with the Israeli Supreme Court for a right of appeal on an Israeli District Court’s ruling to approve the claim as a class action (a “Petition for the Right of Appeal”).

On June 24, 2020, Bezeq received notice from Yes that at the hearing held that day at the Israeli Supreme Court on the Petition for the Right of Appeal, at the court's recommendation, the parties reached agreement that was given the validity of a court ruling. In place of the ruling previously given by the Israeli District Court to approve a class action, the Supreme Court approved the withdrawal by the petitioners of the petition to approve a class action. The parties agreed to that withdrawal, subject to the payment by Yes of NIS 100,000 to the petitioners, along with legal fees for the petitioners’ legal representatives (on account of a change in the content of what Yes sends in emails following the filing of the petition for approval).

.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.